March 31, 2021

VIA EDGAR

First Majestic Silver Corp.

Re:	First Majestic Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Annual Report on Form 40-F for the year ended December 31, 2020 (the "Annual Report") to be filed by the Company with the United States Securities and Exchange Commission (the "SEC"). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2020.

I, Maria Elena Vazquez, Database Manager of First Majestic Silver Corp. hereby consent to the use of my name, in the Annual Report and in the Registration Statement on Form F-10 (File No. 333-251338) of the Company (the "Registration Statement"), in connection with reference to my involvement in the preparation of the following:

  the "San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" dated December 31, 2020;
  the "Santa Elena Silver/Gold Mine, Sonora, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" dated December 31, 2020;
  the "La Encantada Silver Mine, Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" dated December 31, 2020;

(collectively, the "Technical Reports")

and to references to the Technical Reports, or portions thereof, and in connection with reference to my involvement in the preparation of information relating to the Company's mineral properties in the Annual Report and Registration Statement, and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report and Registration Statement.

Yours truly,

"signed"
María Elena Vázquez, P.Geo. Database Manager